UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

The information contained in this Report on Form 6-K is incorporated by reference into Greenbrook TMS Inc.’s registration statement on Form F-3 (File No. 333-264067).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Update Regarding Ongoing Litigation with Benjamin Klein

On April 25, 2023, Batya Klein, as trustee of the Marital Trust created by Kenneth S. Klein Revocable Trust U/A/D 10/20/80 (the “Klein Plaintiff”) filed a complaint against Success TMS in the Superior Court of New Jersey, Law Division (Bergen County) alleging a single claim for breach of contract of a promissory note (the “Klein Note”) to Benjamin Klein, a significant shareholder and former director of the Company, in the principal amount of $2,090,264 (the “Klein Note Action”). Specifically, the complaint alleged that there was an event of default under the Klein Note and demanded acceleration of the indebtedness due thereunder. The Company moved to dismiss the Klein Note Action on the basis that there was no event of default and the demand for acceleration was defective, and that the New Jersey court lacked jurisdiction to hear the matter.

On August 18, 2023, the New Jersey court denied the motion to dismiss, ruling that it had jurisdiction to hear the matter and that, assuming the truth of the allegations in the complaint, the Klein Plaintiff had the right to seek legal remedy for the alleged default. The parties remain in discussions to seek a resolution to the Klein Note Action; however, the Company can provide no assurance that the Klein Note Action will be resolved favorably. A default under the Klein Note, and any acceleration of other indebtedness as a result thereof, may have a material adverse effect on the financial condition of the Company.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this Form 6-K, including statements regarding the Company’s ability to resolve the Klein Note Action, constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information may relate to the Klein Note Matters, the Company’s future financial and liquidity outlook and anticipated events or results and may include information regarding the Company’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Company’s expectations regarding our ability to resolve the Klein Note Action, is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that the Company considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, risks relating to the ongoing restructuring plan, risks relating to our ability to satisfy cash requirements necessary to operate our business and remain in compliance with our credit facility and the potential acceleration of indebtedness; including as a result of an unfavorable decision in respect of the Klein Note Action, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three and six months ended June 30, 2023 and 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this Form 6-K are made as of the date of this Form 6-K, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: August 21, 2023	By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President & CEO